Exhibit 99.1

May 11, 2015

Press release

Turquoise Hill announces results of voting for the election of directors

VANCOUVER, CANADA – Turquoise Hill Resources today announced that the nominees set forth in the company’s management proxy circular dated March 20, 2015 were elected as directors of Turquoise Hill Resources. The detailed results of the vote for the election of directors held at the Annual Meeting of Shareholders, which took place on May 8, 2015 in Vancouver, are set out below.

Election of Directors

According to votes received, each of the following seven nominees proposed by management were elected as a director of Turquoise Hill Resources until the next annual shareholder meeting, or until such person’s successor is elected or appointed, with the following results:

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld
Rowena Albones	1,840,670,462	98.68%	24,590,084	1.32%
Jill Gardiner	1,855,892,608	99.50%	9,367,938	0.50%
James W. Gill	1,863,536,557	99.91%	1,723,989	0.09%
R. Peter Gillin	1,859,011,029	99.66%	6,249,517	0.34%
Russel C. Robertson	1,858,208,426	99.62%	7,052,120	0.38%
Craig Stegman	1,855,820,399	99.49%	9,440,147	0.51%
Jeffery Tygesen	1,856,309,500	99.52%	8,951,046	0.48%

Final results on all matters voted on at the Annual Meeting of shareholders will be filed on SEDAR.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper- gold and coal mines in Mongolia. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 23.3% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878).

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com